EXHIBIT 21.1
LIST OF REWARDS NETWORK SUBSIDIARIES
1	Rewards Network Inc.

2	Rewards Network Services Inc.

3	Rewards Network Establishment Services Inc.

4	Rewards Network International, Inc.

5	RTR Funding LLC

6	Rewards Network Canada GP Corporation

7	Rewards Network Canada LP

8	Restaurant Cash LLC

9	Restaurant Cash California LLC